
03022132


ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAY 27 2003 WASH. D.C. 187 SECTION

Your reference File No. 82-5089
Our reference AC/ih
Date May 22, 2003

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption


SUPPL

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich announces continuing progress in recovery program and reports profit in the first quarter 2003" dated May 22, 2003.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

per I. Habeisling

Andres Christen

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Enclosure

dlw 6/3

News Release


ZURICH
FINANCIAL SERVICES

File No. 82-5089

Zurich announces continuing progress in recovery program and reports profit in the first quarter 2003

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

- Net income increased to USD 114 million from USD 6 million
- Premium growth in Non-life insurance of 32% to USD 9.8 billion over the first quarter of 2002 and 5.9 percentage point improvement in combined ratio to 98.2%
- Growth in Life insurance premiums and deposits of 17% to USD 5.6 billion while new business premiums increased to USD 503 million, largely due to acquisitions and foreign exchange impacts
- Business Operating Profit increased to USD 785 million from USD 391 million
- Total shareholders' equity of USD 16.4 billion, down from USD 16.8 billion at December 31, 2002 driven by declining equity markets
- Challenges in the Life Business and in the Other Businesses segment

Zurich, May 22, 2003 - Zurich Financial Services announced a net income of USD 114 million for the first quarter of 2003 in spite of financial market headwinds, characterized by low interest rates, as well as equity markets declining now for more than three consecutive years, causing impairment charges totaling USD 927 million. This net income, which was determined in accordance with International Financial Reporting Standards (IFRS), compared with USD 6 million for the first quarter of the previous year. Business Operating Profit, Zurich's internal metric for assessing performance defined in our 2002 Annual Report, doubled to USD 785 million. These results were supported in particular by Non-life premium growth of 32% (21% in local currency terms) to USD 9.8 billion.


ZURICH
FINANCIAL SERVICES

James J. Schiro, Chief Executive Officer of Zurich Financial Services, said, "We inherited a great franchise as well as significant challenges. I welcome the first quarter result as it underscores the continuing progress in our recovery program. We will continue to deal with future issues as they arise."

In the first quarter of 2003, Zurich recorded total gross written premiums, policy fees and deposits of USD 15.5 billion, an increase of 23% over the same period in 2002. Including the premiums of the Farmers P&C Group Companies, which Zurich does not own but to which it provides management services, first quarter gross written premiums, policy fees and deposits increased 18% to USD 18.4 billion in 2003. In the Non-life Insurance segment, gross written premiums and policy fees grew by 32% to USD 9.8 billion and the combined ratio improved by 5.9 percentage points to 98.2%. The Life Insurance segment recorded 17% growth in gross written premiums, policy fees and deposits to USD 5.6 billion for the first quarter of 2003 and an increase of 0.8 percentage points in new business profit margins to 6.3%. The Farmers Management Services segment has seen an increase in management fees and related revenues of 7% to USD 468 million and recorded an increase in operating margin.

The Group's investment results (investment income, realized and unrealized capital gains/losses and impairments) were affected by the continued weakness of financial markets in the first quarter of 2003. Net investment income and net realized and unrealized capital gains declined by USD 810 million, or 63% (57% in local currency terms), to USD 467 million for the first quarter of 2003. Investment income increased by 14% to USD 1.7 billion as compared with the same period in 2002. This is primarily due to the acquisition of the Deutsche Bank insurance operations in Continental Europe and higher invested balances resulting from increased premiums, which have been largely invested in debt securities and is partially offset by lower yields in the first quarter of 2003. Realized and unrealized capital


ZURICH
FINANCIAL SERVICES

losses have increased from capital losses of USD 258 million in the first quarter of 2002 to USD 1.3 billion in the first quarter of 2003. Included in the 2003 realized capital losses is an impairment charge of USD 927 million as compared with only USD 56 million in the same period of 2002. Certain types of life insurance policyholders shared a portion of these capital losses and impairments. The Group was able to partially offset this impairment with realized capital gains on certain of its fixed income portfolio.

The underlying improvements in the core businesses' results in the first quarter of 2003 led to an increase in the business operating profit by 101% from USD 391 million to USD 785 million. No special provisions were recorded in the first quarters of 2003 and 2002.

Performance by Business Segment

Non-life Insurance

The Non-life Insurance segment recorded gross written premiums and policy fees of USD 9.8 billion in the first quarter of 2003, an increase of 32% over the same period in the previous year. In local currency terms, the growth was lower at 21%, reflecting the strong appreciation of the British pound, Euro and Swiss franc against the US dollar, the Group's reporting currency. This premium growth, which was recorded in each of our regions, was primarily driven by rate increases in our key markets as compared with the prior year. These rate increases have, in general, been higher on our commercial lines of business than our personal lines of business. Net earned premiums have increased by USD 1.4 billion, or 31%, to USD 5.9 billion as the rate increases on business written in 2002 are recognized as income. Insurance benefits and losses have increased by 24% to USD 4.4 billion in the first quarter of 2003, primarily driven by higher premiums and the weakening dollar. The combined ratio for the quarter ended March 31, 2003 improved by 5.9 points to 98.2% from 104.1% in the same period of


ZURICH
FINANCIAL SERVICES

the previous year. This improvement was primarily due to underwriting and pricing discipline, coupled with continuous claims improvement. Business Operating Profit increased by 241% to USD 536 million as compared with the first quarter of 2002.

Life Insurance

Gross written premiums, policy fees and insurance deposits in the Life Insurance segment grew by 17% compared with the prior year to USD 5.6 billion at March 31, 2003. The growth in local currency terms was lower at 2%. Gross written premiums and policy fees increased by 45% to USD 3.6 billion in the first quarter of 2003, while insurance deposits, which are not recorded as revenue, declined by 13% to USD 2.0 billion. The acquisition of the Deutsche Bank life insurance operations contributed USD 593 million of gross written premiums and policy fees and USD 163 million of insurance deposits to this total. Insurance benefits and losses increased by USD 1.1 billion to USD 3.3 billion in the first quarter of 2003, primarily due to the acquisition of the Deutsche Bank life operations and the weakening of the US dollar. In spite of additional amortization of deferred acquisition costs (DAC) resulting from declining stock markets, Business Operating Profit for our Life Insurance segment increased to USD 256 million for the first quarter of 2003 as compared with USD 206 million for the same period of 2002. However, net income for our Life Insurance segment has declined from an income of USD 116 million for the first quarter of 2002 to a loss of USD 24 million in 2003, largely due to asset impairment charges. Gross new business premiums, measured on an annual premium equivalent (APE) basis (new annual premiums plus 10% of single premiums), increased by 16% in local currency terms when compared to the first quarter 2002, to USD 503 million. This increase is primarily due to the acquisition of the former Deutsche Bank insurance operations, which contributed USD 83 million of APE to our first quarter 2003 production. Value added by new business, after tax, was USD 32 million for the first quarter this year, a growth of 38%


ZURICH
FINANCIAL SERVICES

in local currency terms over the period, corresponding to an increase in new business profit margin to 6.3% from 5.5%, due to improvements in both North America and Continental Europe.

Farmers Management Services

Management fees and related revenue increased by 7% from USD 436 million to USD 468 million in the Farmers Management Services segment. This increase resulted from higher premium volumes in the Farmers P&C Group Companies (which Zurich manages, but does not own). In the first quarter of 2003, these premiums were USD 3.4 billion as compared with USD 3.3 billion in the same period of 2002. This premium growth is largely attributable to rate increases implemented in 2002. As a result of higher management fee income and related revenue along with improved operating efficiencies, our Farmers Management Services segment has recorded an increase in its operating margin to 56.3% for the first quarter of 2003. Business Operating Profit grew by 16%, or USD 35 million, to USD 260 million in the first quarter of 2003.

Other Businesses

Our Other Businesses segment, composed of the formerly separate Asset Management, Centre, Capital Markets & Banking and Reinsurance-runoff segments, has recorded a net loss of USD 41 million for the first quarter of 2003 as compared with net income of USD 8 million for the previous year. The Business Operating Profit of the Other Businesses segment declined from a loss of USD 3 million to a loss of USD 103 million for the first quarter 2003. The net loss is primarily driven by increased losses at Centre Group partially offset by lower losses at the former Asset Management operations. The Reinsurance-runoff and Capital Markets & Banking operations each recorded small declines in net income. The decline in net income at Centre Group is largely due to lower premium volumes as it discontinued writing credit enhancement and life settlement deals while at


ZURICH
FINANCIAL SERVICES

the same time, it has incurred higher losses on these lines of business. The lower net loss in the former Asset Management segment was due to Zurich Scudder Investments, which had generated net losses until its disposal in the second quarter of 2002.

Disposals and repositioning of non-core activities

The Group has continued to dispose and reposition non-core activities during the first quarter of 2003. On March 31, 2003, it completed the sale of Rüd, Blass & Cie AG to Deutsche Bank. In March, the agreements were announced to sell its asset management business in India to Housing Development Finance Corporation and to exit its insurance operations in the Baltic countries through both portfolio sales and runoff. The Group announced in April that it was reviewing its options for its business interests in Sri Lanka. In May, the Group also announced it was transferring the mutual fund portfolio of its subsidiary, Zurich Securities Investment Trust Company Ltd., in Taiwan to Taiwan Life Securities Investment Trust Co. Ltd. Finally, the Group signed an agreement in May to sell all its Life operations and its Non-life consumer and small business operations in the Netherlands to SNS Reaal Groep.

Balance sheet and capital base management

Total assets were USD 290.9 billion at March 31, 2003, an increase of 2% compared with USD 285.9 billion at December 31, 2002. The change is primarily due to the investment of premiums received and foreign currency impacts, partially offset by declining equity markets. Substantially all of the new investment has been in debt securities. The Group has reduced its exposure to equity securities for which it bears investment risk to 6.1% of the total investment portfolio at March 31, 2003 from 8.3% at December 31, 2002.


ZURICH
FINANCIAL SERVICES

At March 31, 2003, total insurance reserves, net of reserves ceded to reinsurers, were USD 139.5 billion. This compares with total net reserves of USD 133.8 billion at December 31, 2002. This increase of 4% is largely attributable to a 15% increase in net reserves for unearned premiums, which is a result of the growth in premiums since December 31, 2002.

Shareholders' equity was approximately USD 16.4 billion at March 31, 2003 as compared with USD 16.8 billion at December 31, 2002. The movement is primarily due to the net increase in the unrealized losses on investment securities available for sale, offset only partly by positive translation adjustments due to the decline of the US dollar against the Euro and the Swiss franc.

Note to editors:

See appendix for supplemental information.

There will be a telephone conference with a Q&A session for journalists at 11:00 AM CET. Please dial in to register approximately 10 to 15 minutes prior to the start of the conference.

Dial-in numbers:
- Europe +41 91 610 56 00
- UK +44 207 866 41 11

A presentation will be available on our Web site www.zurich.com. Please click on the "Media View" button on the bottom right corner of our homepage.


ZURICH
FINANCIAL SERVICES

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs about 68,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

Financial highlights by industry segment (non-audited)

for the quarters ended March 31	Non-life Insurance		Life Insurance		Farmers Management Services		Other Businesses		Corporate Center		Eliminations		Total	
in USD millions	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Gross written premiums and policy fees	**9,756**	7,366	**3,599**	2,489	**-**	-	**410**	667	**217**	133	**-482**	-308	**13,500**	10,347
Net earned premiums and policy fees	**5,941**	4,528	**3,401**	2,321	**-**	-	**310**	341	**53**	60	**-**	1	**9,705**	7,251
Management fees	**-**	-	**37**	47	**468**	436	**12**	325	**2**	-	**-2**	-3	**517**	805
Net investment income and net realized and unrealized capital gains including impairments	**383**	470	**3**	829	**16**	19	**370**	236	**-117**	-112	**-188**	-165	**467**	1,277
Net gain on disposal of businesses	**6**	5	**-**	-	**-**	-	**-**	16	**-**	-14	**-**	-	**6**	7
Other income	**90**	70	**191**	63	**-**	-	**4**	56	**84**	74	**-51**	-57	**318**	206
Total revenues	**6,420**	5,073	**3,632**	3,260	**484**	455	**696**	974	**22**	8	**-241**	-224	**11,013**	9,546
Insurance benefits and losses	**-4,359**	-3,526	**-3,313**	-2,169	**-**	-	**-233**	-243	**-37**	-46	**4**	1	**-7,938**	-5,983
Policyholder dividends and participation in profits	**-14**	-15	**736**	-144	**-**	-	**-141**	-65	**-21**	-17	**-**	-	**560**	-241
Other costs and expense	**-1,560**	-1,308	**-1,065**	-716	**-206**	-211	**-343**	-613	**-310**	-311	**237**	223	**-3,247**	-2,936
Amortization of intangible assets	**-19**	-22	**-44**	-38	**-21**	-21	**-3**	-32	**-**	- 19	**-**	-	**-87**	-132
Total benefits, losses and expenses	**-5,952**	-4,871	**-3,686**	-3,067	**-227**	-232	**-720**	-953	**-368**	-393	**241**	224	**-10,712**	-9,292
Net income/(loss)	**311**	116	**-24**	116	**158**	136	**-41**	8	**-290**	-370	**-**	-	**114**	6
Business Operating Profit	**536**	157	**256**	206	**260**	225	**-103**	-3	**-164**	-194	**-**	-	**785**	391
Farmers gross operating margin					**56.3%**	51.9%								

Statistical data per region

For the quarters ended March 31	North America Corporate		North America Consumer		Continental Europe		UKISA		Rest of the World		Global Business		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Non life insurance information:														
Net loss ratio	**73.3%**	78.6%	**67.6%**	70.5%	**72.8%**	75.9%	**77.2%**	79.4%	**58.9%**	65.4%	**85.4%**	104.7%	**73.4%**	77.9%
Policyholder dividends and participation in profits ratio	**0.1%**	0.2%	**0.0%**	0.0%	**0.6%**	0.8%	**0.0%**	0.0%	**0.6%**	0.1%	**0.0%**	0.6%	**0.2%**	0.3%
Net expense ratio	**22.8%**	24.1%	**31.0%**	27.2%	**24.7%**	26.3%	**22.6%**	24.8%	**35.6%**	38.1%	**25.1%**	26.2%	**24.6%**	25.9%
Combined ratio	**96.2%**	102.9%	**98.6%**	97.7%	**98.1%**	103.0%	**99.8%**	104.2%	**95.1%**	103.6%	**110.5%**	131.5%	**98.2%**	104.1%
Life insurance information:														
Gross new business premiums annual premium equivalent (APE), in USD millions	**-**	-	**67**	80	**179**	87	**184**	188	**73**	44	**-**	-	**503**	399
New business profit, after tax, in USD millions	**-**	-	**16**	7	**7**	-2	**13**	14	**-4**	3	**-**	-	**32**	22
New business profit margin (APE)	**-**	-	**23.8%**	8.4%	**4.2%**	-2.1%	**7.0%**	7.6%	**-6.0%**	6.1%	**-**	-	**6.3%**	5.5%


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FINANCIAL SERVICES

Appendix

Supplemental Information

The table below presents a reconciliation of net income in accordance with IFRS to Business Operating Profit for the quarters ended March 31, 2003 and 2002.

Net income and Business Operating Profit (non-audited)

	Quarter ended March 31	
in USD millions	2003	2002
Net income	114	6
Adjusted for:		
Gains on disposals	-6	-7
Realized and unrealized capital gains and losses, including impairments	1,278	258
Policyholder allocation of realized and unrealized capital gains and losses and realized and unrealized capital losses related to Capital Markets & Banking	-807	-99
Tax expense, adjusting for U.K. life policyholder tax	206	233
Business Operating Profit	785	391

The table below presents the major impacts on our shareholders' equity in the first quarter of 2003.

Shareholders' equity (non-audited)

In USD millions	
Opening balance January 1, 2003	16,805
Changes in net unrealized gains on investments	-640
Cumulative translation adjustment	112
Treasury stock transactions and dividends	-17
Net income	114
Ending balance at March 31, 2003	16,374